Notice Regarding Capital and Business Alliance to Establish a Mid- to Long-term Strategic Partnership with Seven & i Holdings

July 31, 2026
PayPay Corporation

PayPay Corporation ("PayPay" or the "Company") today announced that it has resolved to enter into:

•
a business alliance agreement (the "Business Alliance") with Seven & i Holdings Co., Ltd. ("Seven & i") and SEVEN-ELEVEN JAPAN CO.,LTD. ("SEVEN-ELEVEN JAPAN"), together with SoftBank Corp. ("SoftBank") and LY Corporation ("LY"), to establish a strategic partnership in the digital domain, and
•
a capital alliance agreement (the "Capital Alliance"; together with the Business Alliance, the "Alliance") with Seven & i, under which PayPay and SoftBank will subscribe for shares of Seven & i through a third-party allotment of treasury shares (the "Treasury Share Disposal").
1.
Purpose and Background of the Alliance

PayPay has been enhancing the value of its digital financial platform by combining its cashless payment service with rewards, financial services, and data for more than 75 million registered users (as of July 2026).

Seven & i operates "7-Eleven," a convenience store brand with one of the world's largest store networks, and in Japan, it maintains a network of over 20,000 stores and approximately 20 million daily customer touchpoints through SEVEN-ELEVEN JAPAN. By maximizing the value of its extensive domestic store network and customer data, Seven & i aims to deliver more convenient, attractive, and personalized shopping experiences to each customer, while seeking to enhance store value and drive sustainable business growth through AI and data utilization.

As consumer purchasing behavior and lifestyles continue to evolve and digital services become increasingly embedded in everyday life, the importance of seamlessly connecting physical retail stores with digital customer touchpoints to provide convenient, personalized, and value-enhancing shopping experiences has grown significantly.

Against this backdrop, PayPay, SoftBank, LY, Seven & i, and SEVEN-ELEVEN JAPAN (collectively, the "Business Alliance Parties") have engaged in extensive discussions regarding broad opportunities for strategic collaboration by leveraging each company's respective strengths.

Through these discussions, PayPay concluded that combining Seven & i's nationwide store network, customer touchpoints, and purchasing data with PayPay's extensive user base, payment platform, rewards program, application development capabilities, and data assets will enable the Business Alliance Parties to deliver convenient and value-added shopping experiences at an unprecedented scale while enhancing the customer experience and expanding opportunities for customers to use PayPay's services.

Under the Business Alliance, PayPay aims to promote:

•
the integration of 7iD into the PayPay ID platform,
•
the introduction of PayPay Points,
•
the development of the Seven-Eleven application by PayPay,
•
collaboration on promotional initiatives, and
•
mutual utilization of data among the Business Alliance Parties.

Through these initiatives, PayPay seeks to enhance the customer experience at Seven-Eleven stores while expanding usage of its digital financial platform centered on its payment services.

The Business Alliance Parties will promote the Business Alliance as equal strategic partners committed to creating long-term value while respecting each other's management independence, corporate culture, and brand value.

Furthermore, PayPay, SoftBank, and Seven & i regard the Capital Alliance not merely as an equity investment but as a foundation for promoting the Business Alliance in a sustainable and stable manner. By aligning their long-term interests, the Business Alliance Parties aim to deepen their collaboration and generate continuous value creation.

2.
Contents of the Alliance
(1)
Business Alliance

Under the Business Alliance, the Business Alliance Parties will consider and promote a number of collaborative initiatives by leveraging their respective strengths. Among these initiatives, the principal measures to be undertaken by PayPay—including ID integration, rewards, application development, promotional activities, and data utilization—are outlined below.

Following the announcement of the Business Alliance, and prior to the integration of IDs and the introduction of Store Points, the parties will progressively consider and implement initiatives utilizing their existing services and customer touchpoints to increase the rate at which customers present their ID through the SEVEN-ELEVEN JAPAN app in stores.

Specifically, PayPay plans to consider and implement initiatives such as:

•
product-specific coupons and reward campaigns for PayPay users,
•
directing PayPay users to 7NOW through the PayPay app based on user attributes and usage patterns, and
•
promoting mobile ordering services, including advance ordering for in-store pickup.

Through these initiatives, PayPay aims to enhance customer convenience and expand service usage opportunities at an early stage.

The specific details and implementation schedule of each initiative will be determined through further discussions among the parties and announced and implemented as preparations are completed.

<Key Business Alliance Initiatives Led by PayPay>

A)
Integration and Standardization of ID and Rewards

PayPay and Seven & i will integrate 7iD, Seven & i's common membership platform, into the PayPay ID platform to establish a unified customer base. In addition, PayPay Points will replace Seven Miles as the Store Point program awarded for purchases at Seven-Eleven stores, Seven & i's e-commerce platforms, and 7NOW.

B)
Integration of Applications and Digital Customer Touchpoints

PayPay will enhance the SEVEN-ELEVEN JAPAN application by implementing PayPay ID login functionality, Store Points, and promotional features. In addition, PayPay will leverage the PayPay app to expand digital customer touchpoints and improve customer convenience. PayPay will also undertake the development of the SEVEN-ELEVEN JAPAN application, utilizing its application development expertise to enable more flexible and agile feature enhancements.

C)
Expansion of Promotional Activities and Customer Traffic Referral

PayPay will implement various promotional campaigns and reward programs for PayPay users to encourage visits to Seven-Eleven stores and the use of Seven & i's various services. Through these initiatives, PayPay aims to increase customer traffic, store visitation frequency, and frequency of app usage.

D)
Data Utilization

Subject to compliance with applicable laws and regulations and obtaining the necessary customer consent, PayPay and the relevant parties will utilize customer profile information linked to user IDs, purchasing data, and other relevant data. By combining these data assets with AI technologies, PayPay aims to:

•
deliver highly personalized customer experiences,
•
enhance promotional activities and customer relationship management (CRM), and
•
create new services and revenue opportunities.
(2)
Capital Alliance

The Capital Alliance will be entered into among PayPay, SoftBank, and Seven & i. Pursuant to the Treasury Share Disposal, PayPay will acquire 48,309,178 shares of Seven & i common stock, representing 2.13% of Seven & i's issued shares as of May 31, 2026 (excluding treasury shares), for an aggregate purchase price of JPY 99,999,998,460. SoftBank will acquire 48,309,178 shares of Seven & i common stock, representing 2.13% of Seven & i's issued shares (excluding treasury shares), for an aggregate purchase price of JPY 99,999,998,460. The ownership percentages above are calculated taking into account the disposal of treasury shares and the number of treasury shares scheduled to be acquired by Seven & i through the Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) scheduled for August 3, 2026, as announced by Seven & i today.

The subscription price for the common shares to be acquired through the Treasury Share Disposal will be JPY 2,070 per share, with payment currently scheduled for August 17, 2026. Completion of the Treasury Share Disposal is subject to the satisfaction of customary closing conditions, including the effectiveness of the securities registration statement to be filed by Seven & i.

PayPay intends to hold the Seven & i common shares acquired through the Treasury Share Disposal on a long-term basis in order to realize and sustain the synergies between the two companies. In addition, PayPay has agreed with Seven & i that, unless it obtains Seven & i's prior written consent, it may not transfer, assign, pledge, or otherwise dispose of all or any portion of the Seven & i shares it acquires pursuant to the Treasury Share Disposal. Seven & i has also agreed that, if PayPay pledges such shares to a financial institution for financing purposes, it will not unreasonably withhold its consent to such pledge.

3.
Overview of Seven & i (Alliance Counterparty)

Company Name	Seven & i Holdings Co., Ltd.
Head Office	8-8 Nibancho, Chiyoda-ku, Tokyo, Japan
Representative	Stephen Hayes Dacus, Representative Director, President and Chief Executive Officer
Business	Planning, management and operation of a corporate group primarily engaged in the convenience store business
Capital	JPY 50,000 million
Date of Incorporation	September 2005
Major Shareholders	The Master Trust Bank of Japan, Ltd. (Trust Account)	17.08%
Ito-Kogyo Co., Ltd.	9.16%
Custody Bank of Japan, Ltd. (Trust Account)	6.15%
Nippon Life Insurance Company (Standing Proxy: The Master Trust Bank of Japan, Ltd.)	2.29%
Mitsui & Co., Ltd. (Standing Proxy: Custody Bank of Japan, Ltd.)	2.10%
JP MORGAN CHASE BANK 385864 (Standing Proxy: Mizuho Bank, Ltd.)	2.07%
STATE STREET BANK AND TRUST COMPANY 505001 (Standing Proxy: Mizuho Bank, Ltd.)	2.02%
SMBC Nikko Securities Inc.	1.65%
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	1.46%
THE CHASE MANHATTAN BANK,N.A. LONDONSECS LENDING OMNIBUS ACCOUNT (Standing Proxy: Mizuho Bank, Ltd.)	1.43%
Relationship between PayPay and Seven & i	Capital Relationship	Number of Seven & i shares held by PayPay	None
Number of PayPay shares held by Seven & i	None
Personnel Relationship	One Outside Director of Seven & i concurrently serves as an Outside Director of PayPay.
Business Relationship	Seven & i and PayPay currently collaborate on payment services at Seven-Eleven stores and through the Seven-Eleven application.
Related Party Status	Not applicable.
Consolidated Financial Results and Financial Position (JPY millions, unless otherwise indicated)
Fiscal Year End	Feb 2024	Feb 2025	Feb 2026
Net Assets	3,900,624	4,223,212	3,648,195
Total Assets	10,592,117	11,386,111	9,142,957
Net Assets per Share (JPY)	1,416.94	1,555.39	1,566.06

Operating Revenue	11,471,753	11,972,762	10,430,269
Operating Income	534,248	420,991	422,993
Ordinary Income	507,086	374,586	377,411
Net Income Attributable to Owners of the Parent	224,623	173,068	292,760
Earnings per Share (JPY)	84.88	66.62	118.81
Annual Dividend per Share (JPY)	113.00	40.00	50.00

Notes 1 Unless otherwise specified, the above information is as of February 28, 2026.

2 Ownership percentages are calculated based on the total number of issued shares excluding treasury shares. Treasury shares held under the Executive Compensation BIP Trust and the ESOP Trust are not included in treasury shares for this purpose.

3 Ownership percentages are rounded to the nearest third decimal place.

4 Operating revenue represents the aggregate of net sales and other operating revenues.

5 Effective March 1, 2024, Seven & i conducted a 3-for-1 stock split of its common stock. "Net Assets per Share" and "Earnings per Share" are calculated on the assumption that this stock split was conducted at the beginning of the fiscal year ended February 2024.

4.
Timeline

Board Resolution Approving the Alliance	July 31, 2026 (Friday)
Execution of the Alliance Agreements	July 31, 2026 (Friday)
Scheduled Payment Date for the Treasury Share Disposal	August 17, 2026 (Monday)

5.
Future Outlook

At this time, the specific impact of the Alliance on the Company's financial results for the fiscal year ending March 2027 has not yet been determined. The Company will promptly disclose any matters that require announcement should they arise in the future.

*All company names, product names, and service names appearing in this press release are trademarks or registered trademarks of their respective owners.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. In some cases, you can identify these statements by words such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would,” or the negative of these terms, and other similar expressions that describe future business activities, performance, events or circumstances. Forward-looking statements in this press release include, but are not limited to, statements regarding the expected completion and timing of the Alliance, including the Treasury Share Disposal; the anticipated benefits, synergies, and strategic rationale of the Alliance; PayPay’s plans to implement the initiatives contemplated under the Business Alliance; and PayPay’s future business, growth strategy, and financial condition. These statements involve known and unknown risks, uncertainties and other important factors that may cause PayPay’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, among others, the possibility that the Alliance may not be completed on the anticipated timeline or at all, or that anticipated benefits and synergies may not be realized; changes in the industries in which PayPay and its Alliance partners operate; and other risks described in PayPay’s regulatory filings and periodic reports. These forward-looking statements are based on PayPay’s current expectations and assumptions as of the date of this press release and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Except as required by law, PayPay undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

End